11839 East Smith Avenue
Santa Fe Springs, CA 90670
www.aurasound.com
January 18, 2011

Jonathan Groff
SEC
100 F Street, NE
Washington, DC 20549

Dear Jonathan,

In connection with the SEC comment letter dated December 21, 2010, please see the Form PRE14C/A filing on Edgar, filed January 18, 2011, which addresses the queries raised by the Commission.

The Company acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 949-554-4142 or at asingha@aurasound.com with any questions.

Best

AURASOUND, INC.
Aman Singha, Esq.
Chief Administrative Officer